                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 3 December 2007 – The Board of Directors, having acknowledged the resignations of Chairman Pasquale Pistorio, Executive Deputy Chairman Carlo Buora, Chief Executive Officer Riccardo Ruggiero and board member Diana Bracco, co-opted Gabriele Galateri di Genola and Franco Bernabè, nominating them, respectively, Chairman and Chief Executive Officer of Telecom Italia S.p.A.. The Board of Directors then gave them the following powers:

•

The Chairman, as well as legal representation of the Company, has the functional responsibilities to ensure that the Board of Directors, directly and through the activities of its Committees, can exercise the general powers of direction and control over the activities of the Company and the Group.

•

The Chief Executive Officer, as well as legal representation of the Company, has responsibility for the overall government of the Company and the Group.

The Chairman and the Chief Executive Officer were also nominated members of the Strategies Committee.

The curricula of the newly nominated administrators are attached to the press release.

At the end of the meeting, the entire Board expressed its gratitude to Mr. Pistorio, Mr. Buora and Mr. Ruggiero for their valuable contribution to the Company, and to Ms. Bracco for her work as a member of the board.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

NOTE ATTACHED TO THE PRESS RELEASE

The exercise by the Executive Administrators (Chairman and Chief Executive Officer) of the powers conferred to them will take place in observance of:

•

the competencies and powers reserved to the Board of Directors by the law and By-laws;

•

the general criteria of prior referral for authorization to the board of operations which may have a significant impact of the activities of the Company, in accordance with point 3.1, letter c) of the Code of Self-regulation.

Chairman

The chairman, as well as legal representation of the Company, as per the By-laws, also has:

•

responsibility for point 6.1 of the Company Code of Self-regulation and to that end – to ensure that the Board of Directors, directly and through the activities of its Committees, exercises the general power of direction and control over the activities of the Company and the Group - in particular:

-

supervision of the elaboration of strategic, industrial and financial plans, and their realization and development;

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supervision of the definition of organizational structures;

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supervision of economic and financial performance;

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the responsibility to oversee the process of examination and definition of the guidelines for the system of internal checks.

•

Organizational responsibility for the coordination of:

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the Group Functions of General Counsel and Corporate and Legal Affairs, and Public Affairs;

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Telecom Italia Audit and Compliance Services S.c.a r.l.

•

Responsibility in matters of disclosure to the market.

Chief Executive Officer

The Chief Executive Officer, in accordance with the By-laws, holds legal representation of the Company, and has responsibility for the overall government of the Company and the Group.

In particular, the Chief Executive Officer has:

•

responsibility to define, propose to the Board of Directors, and then implement and develop strategic, industrial and financial plans;

•

responsibility for the definition of organizational structures;

•

all organizational responsibilities to guarantee the management and development of the business, through the coordination of the organizational structures not attributed to the Chairman;

•

responsibility as the “provider of work” for the safety and health of workers at the place of work;

•

responsibility for the handling of data in accordance with regulations in the matter of privacy.

Franco Bernabè

Mr. Bernabè is Vice Chairman of Rothschild Europe; he joined the Rothschild Group in 2004 contributing to Rothschild Spa the financial advisory company he founded in the year 1999.

Prior to this, he was CEO of Telecom Italia from 1998 to 1999, and CEO of Eni from 1992 to 1998, where he achieved the turnaround of the company and its successful privatization. During his two terms, Eni was transformed from a loss making state entity into the largest company by market capitalization in Italy and one of the most successful oil companies worldwide. A Harvard Business School case on his experience at Eni was published in December 1997; another Harvard Business School case on his experience at Telecom Italia was published in December 1999.

He joined Eni in 1983 as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. Prior to his joining Eni, he worked in the planning department of Fiat as a Chief Economist. He started his career as a Senior Economist at the OECD Department of Economics and Statistics in Paris.

Mr. Bernabè has served pro bono on different public assignments: in 1999 he was appointed by the Italian Prime Minister as a special representative of the Italian government for the reconstruction of Kosovo; between 2001 and 2003 he was the Chairman of La Biennale di Venezia, and since 2004 he is the Chairman of Mart, the foremost Italian museum of modern art. He has served on the Advisory Board of the Council on Foreign Relations and currently serves on the Board of the Peres Center for Peace, on the Advisory Board of the Observatoire Méditerranéen de l'Énergie, and on the Board of Petrochina. In the past Mr. Bernabè has also served on the Board of several Italian and international listed companies.

Mr. Bernabè is also Chairman and majority shareholder of FB Group, an investment company that he founded after leaving Telecom Italia in 1999, which is active in the areas of innovative ICT and renewable energy. He has been particularly active in the telecom sector - as a founder of Andala H3G, and as one of the controlling shareholders of Netscalibur and of Telit, contributing to the turnaround of the two companies – and in the software sector through the companies of the Kelyan Group, focusing on ICT solutions for the extended enterprise as well as on value-added services for the telecommunication industry.

Mr. Bernabè graduated with honors in 1973 from the University of Turin and worked as a post-graduate fellow in economics at the Einaudi Foundation from 1973 to 1975. He is the author of several publications in economics, and has received an honorary Doctor's degree in Environmental Sciences from the University of Parma.

Franco Bernabè is married and has two children.

Gabriele GALATERI DI GENOLA

OTTOBRE 2007

CURRICULUM VITAE

Nato a Roma l' 11 gennaio 1947
Residente a Torino

Nominato Cavaliere del Lavoro dal Presidente della Repubblica Carlo Azeglio Ciampi nel giugno 1999

Studi compiuti

1965	Maturità Classica conseguita presso il Liceo "Ennio Quirino Visconti" di Roma - Votazione 8/10
1969	Laurea in Giurisprudenza - Università di Roma Tesi in Scienza delle Finanze - Votazione 110/110 e lode
1970/1971	Master of Business Administration (Dean Honor List) presso la Business School della Columbia University

Esperienze professionali

1969/1970	**Università di Roma** Assistente incaricato di Scienza delle Finanze
1971/1973	**Banco di Roma** - Direzione Centrale Responsabile dell'Ufficio Analisi Finanziaria e successivamente Responsabile dell'Ufficio Finanziamenti Internazionali
1974/1976	**St. Gobain** - Pont à Mousson Direttore Finanziario del Gruppo in Italia (Milano) e successivamente Aggiunto del Direttore Finanziario del Gruppo a Parigi
1977/1979	**FIAT S.p.A.** Responsabile dell'AREA Nord-Centro-Sud America della Direzione Finanza Estero
1979/1983	**FIAT S.p.A.** Direttore della Finanza Estero
1983/1986	**FIAT S.p.A.** Direttore Finanza
1986/ giugno 2002	**IFIL S.p.A.** Amministratore Delegato
1993/giugno 2002	**IFI S.p.A.** Amministratore Delegato e Direttore Generale
da giugno a dicembre 2002	**FIAT S.p.A.** Amministratore Delegato
dal 14 aprile 2003 a 30 giugno 2007	**MEDIOBANCA S.p.A.** Presidente del Consiglio di Amministrazione

2.

Gabriele GALATERI DI GENOLA

Cariche sociali attualmente ricoperte

Vice Presidente delle Assicurazioni Generali S.p.A.
Presidente dell'Istituto Europeo di Oncologia
Presidente del Centro Cardiologico Monzino
Vice Presidente del Consiglio di Amministrazione di RCS MediaGroup
Chairman del Consiglio di Amministrazione dell'Istituto Italiano di Tecnologia
Membro del Consiglio di Amministrazione e del Comité des Engagements di Accor SA
Membro del Comitato di Supervisione e Amministratore di San Faustin NV
Membro del Central Advisory Board di Commerzbank AG

Membro del Consiglio di Amministrazione di:
Pirelli & C. S.p.A.
Banca Esperia S.p.A.
Banca CRS S.p.A.
UTET S.p.A.
SIFALBERGHI Srl
ITALMOBILIARE S.p.A.
FIERA DI GENOVA S.p.A.

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 3rd, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager